Press Release
 August 1, 2003

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

SIGNING OF A THIRD AGREEMENT WITH BHP BILLITON

Virginia Gold Mines Inc. (“Virginia”) is very pleased to announce the signing of a third strategic agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) wherein Virginia and BHP Billiton will jointly carry out reconnaissance surveys, sampling, and exploration in an area spanning over 25,000 km2 in northern Quebec.

This project, called the Gayot Extension Agreement, will see Virginia and BHP Billiton search for Ni-Cu-PGE ore deposits within a number of unexplored volcanic belts in the Lac Gayot region of central Quebec. Over the past three years, BHP Billiton has invested over $4 million in the Gayot project, held by Virginia, in order to acquire a 50 % interest. Work has confirmed that this region of Quebec offers excellent potential to discover mineralization of the Raglan type, characterized by rich lenses of Ni-Cu-Pt-Pd. To date, several significant drill intercepts have been made in the region, notably at the L showing (2.2 % Ni; 1.4 % Cu; 2.3 g/t Pd-Pt over 11.4 metres), the Nancy showing (1.1 % Ni; 1.32 g/t Pd-Pt over 19.9 metres and 9.03 % Ni; 0.6 % Cu; 9 g/t Pd-Pt over 2.55 metres) and the Gayot showing (2.5 % Ni; 2.9 g/t Pd-Pt over 3.35 metres).

By nature of this agreement, BHP Billiton will make a $50,000 payment to Virginia and the parties will proceed with research on a 50%-50% basis. Virginia will be the project’s operator. The first reconnaissance phase is anticipated to begin in early August.

Virginia is very proud of this third agreement with mining giant BHP Billiton. The agreement is subject to the approval of regulatory authorities.

This agreement is subject to the approval of regulatory authorities.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca